FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 07, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The a
dministrators of the GlaxoSmithKline Performance Share Plan
 (the "Administrators")
 notified the Company and
the under
-mentioned
 person
s
 on
7
 November
 2008

of
an
increase in
th
eir notional
interest
s

in
Ordinary
shares
 at a price of £
11.66
 per share
 and
Ordinary
Share
 ADRs at
a price of $
37.32
 per ADR

following the notional re-investment of the dividend
to be
 p
aid to shareholders on 8 January 2009
.

	Ordinary shares	ADRs
Mr A P Witty	5 , 625.13
Mr J S Heslop	3,959.53
Dr M M Slaoui	352.25	1 , 835.07
Mrs C E Bruck Slaoui	28.07	41 .75
Mr S M Bicknell	296.63
Mr J M Clarke	2,952.21
Mr M Dunoyer	1,111.87
Mr E J Gray	921.57
Mr S A Hussain	545.32
Mr D Learmouth	607.10
Mr W C Louv		738.09
Mr D J Phelan		1,563.87
Dr D Pulman		1015.50
Mr D S Redfern	452.42
Mr J R Stéphenne	1,019.86
Ms C Thomas	340.46

The Administrators
also notified the Company on
7 November 2008

of a further
 increase in the
notional interests of the under-
mentioned persons in
O
rdinary shares at a price of £11.67 following the notional re-investment of the dividend paid to shareholders on the
9 October 2008
.

Ordinary shares
Mr A P Witty	690.66
Mr A S Hussain	500.36

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that
v
est
 following the end of the relevant three year measurement period.

This notification relates to
transaction
s
 notified in accordance with

Disclosure
 and Transparency
 R
ule
s
 3.1.4R(1)(a)
.

Victoria A Whyte
Deputy
Company Secretary

7
 November

2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 07 November 2008

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc